SEC FILE NUMBER
811-07963
67077T103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐ Form 10-D **XX** Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2020
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: ____________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant
NYSA Series Trust

Address of Principal Executive Office (Street and Number)
507 Plum Street

City, State and Zip Code
Syracuse, New York 13204

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Rule 30e-1 under the Investment Company Act of 1940 requires a registered management investment company to file an annual report on Form N-CEN at least every twelve (12) months and not more than seventy-five (75) calendar days after the close of each fiscal year. The Registrant's most recent fiscal year ended March 31, 2020. The Registrant has concluded that its independent auditors will not be able to complete their audit of the Registrant's financial statements for the fiscal year ended March 31, 2020 prior to June 15, 2020.

On April 23, 2020 the Registrant's independent public accountant since 2005 notified the Fund's management that it was terminating its engagement and would not complete its scheduled audit of the Registrant's financial statements for the year ended March 31, 2020. Pursuant to the direction of the Registrant's Board of Trustees, including the Audit Committee thereof, management immediately thereafter began the process of interviewing independent accounting firms that could serve as the Registrant's auditor and complete the open audit for fiscal year 2020. This process is on-going. The audit will not be complete as of a date necessary for the Registrant to meet its current filing obligations. Accordingly, it is not possible for the Registrant to transmit and to file Form N-CEN for the period ended March 31, 2020 within the prescribed period of time because the Registrant needs to complete the engagement process of a replacement auditor. When a new auditor is engaged, Registrant and the Registrant's accounting administrator will cooperate with the auditor to complete its 2020 fiscal year end audit as soon as possible; however, it is unlikely at this time that the Form N-CEN will be filed on or before the 15th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Benjamin R. Quilty	(315)	251-1101
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NYSA Series Trust

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **June 12, 2020**

By: ______________________

Robert E. Cucullc
President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8TH FLOOR
NEW YORK, NY 10005
(212) 709-9512

April 23, 2020

Members of the Audit Committee
NYSA Fund, a series of the NYSA Trust
507 Plum Street
Suite 120
Syracuse, NY 13204

Effective April 22, 2020, we will cease our services as your independent registered public accounting firm. We have reached this decision reluctantly and after substantial deliberation.

The entities that we will no longer be providing services to are as follows:

> NYSA Fund, a series of NYSA Trust. Audit the statement of assets and liabilities including the schedule of investments as of March 31, 2020, and the related statements of operations, changes in net assets and financial highlights of the Fund for the year ended March 31, 2020 as required under the rules of the Securities and Exchange Commission ("SEC"). In addition, provide independent registered public accounting firm report and consents required under the rules of the Securities and Exchange Commission.
>
> Preparation of the federal, state and excise tax returns for the fiscal year and calendar year as applicable.

To our knowledge, any of the electronic documents that you provided us are not original source documents. We ask that you acknowledge that services will no longer be performed on your behalf from and after today's date by signing the acknowledgement below.

We will certainly cooperate fully with your new independent registered public accounting firm. To facilitate that process, please send us a letter authorizing us to make disclosures to your new firm. Without such a letter, we are ethically prohibited from communicating with others regarding your company's affairs.

We look forward to helping you make a smooth transition with your new independent registered public accounting firm.

Very truly yours,

Sanville & Company

By: Michael T. Baranowsky, CPA

Members of the Audit Committee
NYSA Fund, a series of the NYSA Trust
Page 2

Acknowledgement:

This 14th day of ~~April~~ May, 2020, I, Ben Quilty, representing the entities identified above, hereby acknowledge that as of this date Sanville & Company will no longer be providing services to the entities described above under our engagement and that Sanville & Company no longer has responsibility for the engagement.